Exhibit 99.1

Media Release	Syngenta AG	Bioceres Crop Solutions
	Rosentalstrasse 67	Ocampo 210 bis, Predio CCT
	4002 Basel, Switzerland	Rosario 2000, Argentina
	www.syngenta.com	www.biocerescrops.com

Syngenta Seedcare and Bioceres Crop Solutions collaborate to bring innovative biological seed treatments to market

•	Syngenta Seedcare to become the exclusive commercialization distributor of Bioceres’s biological seed treatment solutions globally

•	Long-term R&D collaboration to accelerate global registration of existing products and joint development of new biological solutions

•	Agreement brings together the world’s leading seed treatment business with a leader in biological crop productivity solutions

Basel, Switzerland / Rosario, Argentina, September 16, 2022 – Customers seeking cutting-edge biological seed treatment solutions will benefit from a global commercial and R&D collaboration announced today between Syngenta Crop Protection’s Seedcare business and Bioceres Crop Solutions (NASDAQ: BIOX), a leader in biological crop productivity solutions.

Bioceres is a key provider of biological inoculants, including rhizobia bacteria, which improve crop nutrition and support plant growth. This seed-applied solution helps crops, such as soybean, capture nitrogen from the atmosphere and significantly reduces the need for nitrogen fertilizers – supporting regenerative agriculture. Biological seed treatment products such as inoculants, biocontrols and biostimulants are based on microorganisms, their metabolites, plant extracts and other naturally occurring materials. The global biologicals seeds treatment market is projected to grow from $0.6bn in 2020 to $1.6bn by 2030.

The collaboration between Bioceres and Syngenta builds on a successful commercial partnership of more than 20 years in Argentina. Under the agreement*, Syngenta Seedcare will become the exclusive global commercialization distributor for Bioceres’ biological seed treatment solutions, except in Argentina where they will continue to collaborate under the existing framework. Under the long-term R&D collaboration, the companies will jointly undertake the development of new products while accelerating the registration of products already in the pipeline.

Jonathan Brown, Global Head of Syngenta Seedcare said, “The agreement with Bioceres furthers our strategy to provide growers with more complementary choices to manage pest resistance and improve crop health. We draw strengths from our longstanding relationship with Bioceres and are fully committed to providing growers with more sustainable innovations to further improve seed health.”

“This announcement shows the value of our commercial offerings and R&D capabilities, and greatly expands and accelerates our ability to reach more growers through the global reach of Syngenta Seedcare,” said Chief Executive Officer of Bioceres Federico Trucco. “Biological products play an important role in offering growers new solutions to increase crop yields while reducing agriculture’s environmental footprint. We believe this collaboration with Syngenta will allow us both to advance those goals more rapidly in a time of significant global need for new solutions.”

Syngenta Seedcare and Bioceres will expand their cooperation in key markets such as Brazil and China, as well as in other regions around the world. Implementation of the agreement will be subject to regulatory clearances.

*Bioceres will retain global rights to use its biologicals solutions on HB4® crops, which have been modified to better withstand drought events. The portfolio of Marrone Bio Innovations, recently acquired by Bioceres and commercialized by ProFarm Group, one of Bioceres’ main subsidiaries is also outside the scope of the current agreement.

About Syngenta

Syngenta is one of the world’s leading agriculture companies, comprised of Syngenta Crop Protection and Syngenta Seeds. Our ambition is to help safely feed the world while taking care of the planet. We aim to improve the sustainability, quality and safety of agriculture with world class science and innovative crop solutions. Our technologies enable millions of farmers around the world to make better use of limited agricultural resources. Syngenta Crop Protection and Syngenta Seeds are part of Syngenta Group. In more than 100 countries we are working to transform how crops are grown. Through partnerships, collaboration and The Good Growth Plan we are committed to accelerating innovation for farmers and nature, striving for regenerative agriculture, helping people stay safe and healthy and partnering for impact. To learn more visit www.syngenta.com and www.goodgrowthplan.com. Follow us on Twitter at www.twitter.com/Syngenta, www.twitter.com/SyngentaUS and on LinkedIn at www.linkedin.com/company/syngenta

About Bioceres Crop Solutions Corp.

Bioceres Crop Solutions Corp. (NASDAQ: BIOX) is a fully integrated provider of crop productivity technologies designed to enable the transition of agriculture towards carbon neutrality. To do this, Bioceres’ solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices. The Company has a unique biotech platform with high-impact, patented technologies for seeds and microbial ag-inputs, as well as next generation crop nutrition and protection solutions. Through its HB4 program, the Company is bringing digital solutions to support growers’ decisions and provide end-to-end traceability for production outputs. For more information, visit here.

Contact Information

Syngenta Crop Protection

Michelle Ng

Head, External Communications

michelle.ng@syngenta.com

Bioceres Crop Solutions

Paula Savanti

Investor Relations

investorrelations@biocerescrops.com

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This document may contain forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. For Syngenta, such risks and uncertainties include risks relating to legal proceedings, regulatory approvals, new product development, increasing competition, customer credit risk, general economic and market conditions, compliance and remediation, intellectual property rights, implementation of organizational changes, impairment of intangible assets, consumer perceptions of genetically modified crops and organisms or crop protection chemicals, climatic variations, fluctuations in exchange rates and/or commodity prices, single source supply arrangements, political uncertainty, natural disasters, and breaches of data security or other disruptions of information technology. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors.

©2022 Syngenta. Rosentalstrasse 67, 4058 Basel, Switzerland.

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